UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. today announced the appointment of three new directors to its Board.
2	In accordance with National Instrument 51-102 “Continuous Disclosure Obligations”, the matters voted upon by shareholders of Angiotech are enclosed.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  June 11, 2004

      By: /s/ David Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Friday June 11, 2004

ANGIOTECH SHAREHOLDERS ELECT

THREE NEW DIRECTORS

VANCOUVER, June 11, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) is pleased to announce that Dr. Glen Nelson, Mr. Edward Brown, and Mr. Arthur Willms, were elected to the Company's board by shareholders at the Annual General and Extraordinary Meeting held yesterday.

Dr. Nelson was Vice Chairman of Minneapolis-based medical technology company Medtronic, Inc. from 1988 until his retirement in 2002.   He currently serves on the Board of Directors of The St. Paul Travelers Companies, Inc.  Dr. Nelson was a practicing vascular surgeon and presently holds the position of Emeritus Clinical Professor of Surgery at the University of Minnesota.  He also remains a member of the Dean's Council of Harvard University and The Johns Hopkins Medicine Board of Visitors.

Mr. Brown is a founding partner of Caxton Health Acquisition Fund LLC, a newly formed investment fund.  Prior to this, Mr. Brown spent 16 years in health care investment banking, most recently as a Managing Director for Credit Suisse First Boston in San Francisco.  During his career, Mr. Brown completed transactions for and advised a broad range of companies in the health care industry, with a focus on the life sciences sector.

Mr. Willms currently serves on the boards of several organizations, including Westcoast Energy Inc., Union Gas Ltd., Pacific Northern Gas Ltd., PeBen Oilfield Services Ltd., BC Lotteries Corporation, Accenture Business Services and the Vancouver Symphony Orchestra.  From 1971 to 1999, Mr. Willms held various positions at Westcoast Energy Inc., culminating in President and Chief Operating Officer from 1992 to 1999.

Shareholders also elected long standing board members David Howard, Hartley Richardson and William Hunter.  In addition, shareholders approved the appointment of Ernst & Young LLP, Chartered Accountants to serve as auditors of the Company until the close of the next annual general meeting. The directors were also authorized to fix the remuneration of the auditors.  Two changes were approved which were as a result of the recent adoption of the new Business Corporations Act (British Columbia), including the removal of the pre-existing company provisions and the deletion and cancellation of the existing articles of the Company and the adoption of new articles for the Company.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSE: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Ian Harper, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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Exhibit 2

REPORT OF VOTING RESULTS

June 11, 2004

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Administrator Branch

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial Services Commission

Securities Commission of Newfoundland and Labrador

Dear Sirs:

In accordance with National Instrument 51-102 “Continuous Disclosure Obligations”, the matters voted upon by shareholders at the Annual General and Extraordinary Meeting of shareholders of Angiotech Pharmaceuticals, Inc. (the “Company”) held on June 10, 2004 were decided as follows:

-

Shareholders elected Messrs. William L. Hunter, David T. Howard, Hartley T. Richardson, Edward M. Brown, Arthur H. Willms and Glen D. Nelson as directors of the Company to serve until the close of the next annual general meeting or until they cease to hold office.

-

Shareholders appointed Ernst & Young LLP to serve as auditors of the Company until the close of the next annual general meeting and the directors were authorized to fix the remuneration of the auditors.

-

Shareholders approved the removal of the pre-existing company provisions under the new Business Corporations Act (British Columbia).

-

Shareholders approved a special resolution to approve the deletion and cancellation of the existing articles of the Company and the adoption of new articles for the Company, including the special rights and restrictions contained therein, to reflect the new Business Corporations Act (British Columbia).

Yours very truly,

/s/ David Hall

David Hall

Chief Financial Officer

Angiotech Pharmaceuticals, Inc.

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